FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 16, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   February 16, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Introduces New Extended Ku-Band Transmitter

Miniaturized 6.5 pounds 8W BUC Pushes the Limits of Mobile Satcom

(Vancouver, Canada) February 16th, 2007, 06:00 EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent satellite solutions, will introduce its new miniaturized 8W block up converter. The 8W block up converter is packaged in a compact 6.5 pound “tissue-box” and is now fully operational across the entire extended Ku Band. A unit will be on display at the company’s booth at Satellite 2007 in Washington, D.C. on February 19th, 2007.

“We continue to push the limits in terms of what is truly possible. This miniaturized transmitter is the smallest in the industry. It is also the first of its kind to operate across the full extended band. This is significant because there is plenty of inexpensive satellite capacity available in the extended Ku band,” said Dr. Amiee Chan, President and CEO, Norsat International Inc. ”The diminutive size provides great flexibility to integrators who are required to manage the performance - size tradeoffs.”

The key features of the new “tissue-box” 8W BUC include:

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Compact size -  measures 7.25” x 4.75” x 5”

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Operational across the entire extended Ku-band (13.75 GHz – 14.50 GHz);

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A fully-contained power supply;

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A universal mounting bracket;

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Power detection

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Available with F and N connectors;

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Compliant with the EU Restriction on Hazardous Substances Directive (RoHS) 2002/95/EC;

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CE compliant

The company will be displaying the unit at booth 1206, near the restaurant, at Satellite 2007 in Washington, D.C. between February 19th and February 21st, 2007.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes included therein for the three and nine months ended September 30, 2006, and the restated audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.

All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

# # #

Norsat International Inc. Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com